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                                                                       EXHIBIT 7

All American Communications to be Acquired by Pearson Plc for $25.50 in Cash per Share

SANTA MONICA, CA & LONDON, England--Oct. 1, 1997--All American Communications, Inc. (Nasdaq: AACI/AACIB) announced today that it has entered into a definitive agreement with Pearson plc (London Stock Exchange: PSON) pursuant to which Pearson will acquire All American Communications in a transaction valued at approximately $515 million, including the net debt assumed.

Under the terms of the agreement, which has been unanimously approved by the boards of directors of both companies, Pearson will acquire All American through a tender offer in which All American shareholders will receive $25.50 in cash for each Common Share and Class B Common Share they hold. Certain shareholders have agreed to tender their shares in the offer and vote in favor of the transaction.

Commenting on the transaction, Anthony J. Scotti said, "As All American's largest shareholder, my long-term goal was to build our organization while creating value for the Company's shareholders. This transaction is the culmination of these efforts, and I am delighted that through the hard work of all of our employees, we have distinguished All American as one of a small number of independent entertainment companies that has delivered excellent operating performances over the long-term to the benefit of its employees and shareholders.

"We have great respect for the Pearson organization and management led by its Chief Executive Officer, Marjorie Scardino and Chairman and Chief Executive Officer of Pearson Television, Greg Dyke. The addition of All American doubles the size of Pearson's Grundy Worldwide unit, creating a global television entity with a broad array of worldwide game shows and other local language programming. All American also provides Pearson with a major building block in the United States with our development, production and distribution capabilities and high profile programming such as Baywatch and The Price is Right."

The tender offer is intended to commence within five business days and will initially by open for 20 business days. The closing of the transaction is conditioned on various matters, including regulatory clearances, the majority of the combined outstanding Common and Class B Common Shares being tendered in the offer and certain other customary conditions. The Board of Directors of All American has received an opinion from Goldman, Sachs & Co. that the consideration to be received by the stockholders in the transaction is fair from a financial point of view, and has recommended that stockholders accept the tender offer.

Pearson plc is an international media group with interests in publishing, television production, broadcasting, electronic and multi-media businesses. The Group focuses on three key markets

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worldwide: information, education and entertainment.

All American Communications, Inc. is a diversified worldwide producer, distributor and marketer of television programming and recorded music. All American produces and/or distributes more than 100 shows in 30 countries of which 90 are local language game shows in foreign territories including The Price is Right, Family Feud, Match Game, Card Sharks, Let's Make a Deal and many others. In the United States, All American's programming franchises include Baywatch, The Price is Right and The Adventures of Sinbad.

Except for the historical information in this press release, this press release includes forward looking statements that involve risks and uncertainties, including but not limited to control by management, the risks that any possible transaction will not be consummated, dependence on a limited number of continuing and new projects, fluctuations in ratings and advertising rates, competition and other risks detailed from time to time in the Company's Securities and Exchange Commission filings. Actual results may differ materially from such information set forth herein.

     CONTACT:  Thomas Bradshaw
               Chief Financial Officer
               310/656-1100
                   or
               Joseph N. Jaffoni, David C. Collins
               Jaffoni & Collins Incorporated
               212/505-3015 or jaffoni@jcir.com


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